LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

04045657

Please reply to Fax No: 020 7880 5111

SUPPL

RECEIVED
SEC MAIL PROCESSING SECTION
OCT 20 2004
WASH. D.C. 179

19 October 2004

BY SWIFTAIR
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

PROCESSED
OCT 22 2004 E
THOMSON FINANCIAL

Olayinka Agbede(Mrs.)
Assistant Company Secretary

cc Mr. Brian Teitelbaum (Citibank)

19th October 2004

LAURA ASHLEY HOLDINGS plc
("the Company")

Laura Ashley Holdings plc today announces that two of its subsidiaries have succeeded in the first phase of arbitration proceedings against L'Oreal brought under the rules of the International Chamber of Commerce, which the Company announced on 14 October 2002.

The dispute concerned a 20-year licence granted in 1996 by the Laura Ashley companies to L'Oreal, which was subsequently terminated in 2002 following a dispute between the parties. After considering the parties' respective claims, the Tribunal ruled in favour of the Laura Ashley companies on the issue of liability. L'Oreal's purported termination of the licence was found by the tribunal to be invalid and any damages due to the companies will be calculated in principle on the basis of the 20-year licence.

The questions of costs and compensatory damages are reserved for the second phase of the proceedings. At this stage, the Company is unable to give a precise date as to when the second phase will commence and be completed.

Commenting on this announcement Ainum Mohd-Saaid, Joint Chief Executive Officer said:

"I am delighted that the first phase of the proceedings is now successfully behind us. This outcome vindicates our decision to pursue our claim against L'Oreal. We are now taking steps in preparation of the second phase."

Enquiries

James Olley Brunswick 020 7404 5959